

September 23, 2011

<u>Via Facsimile</u>
Patrick W. Keene
Chief Financial Officer
AEI Trust Advisors, Inc.
1300 Wells Fargo Place
Saint Paul, Minnesota 55101

> **Re:** **AEI Core Property Income Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed August 29, 2011**
> **File No. 333-176533**

Dear Mr. Keene:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

3.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share redemption program and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

4.   We note that you may conduct the share redemption program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share redemption program. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Cover Page of Prospectus

5.   Please include a summary risk factor that discloses the risk of dependence on your advisor and its affiliates. Please include a more detailed risk factor regarding the same risk in your Risk Factors section.

Prospectus Summary, page 5

6.   Please revise this section to provide brevity and limit repetition, except for your compensation disclosure. Provide cross references to the pages within the body of the prospectus where lengthy detailed discussions are more appropriate. Please refer to Item 503(a) of Regulation S-K.

What is the experience of your sponsor and advisor?, page 5

7.   Please revise to provide a cross reference to the disclosure of adverse experiences included in the prior performance summary. Also, please revise to clarify that your advisor has no assets with which to remedy any breach of fiduciary or contractual duties or advise.

How does this REIT differ from non-traded REITs or limited partnership offered by other sponsors?, page 6

8.   As currently written, this title appears to imply that you are not considered a non-traded REIT. Please revise to clarify that you are a non-traded REIT.

Will you use leverage to purchase properties?, page 6

9.   Please revise to clarify if your policy against using leverage is memorialized in your organizational documents.

What payments will be made to your advisor and its affiliates?, page 12

10.   Please clarify if part of your operating and acquisition expenses will include the reimbursement of personnel salaries.

Will you purchase my shares if I want to sell them earlier?, page 15

11.   We note that you will only accept repurchase requests twice a year. Please highlight that this is different than other non-traded REITs that offer repurchases on a more frequent basis.

Risk Factors, page 17

12.   We note that several risk factor subheadings merely state general facts about your business. For example, we note the following subheadings:
        - "We do not have separate counsel from our advisor or its affiliates," page 20;
        - "We may acquire properties from affiliates of our advisor," page 21;
        - "Minnesota law limits the ability of a third party to conduct a front-end loaded tender offer," page 22; and
        - "Common area use restrictions of shopping centers could affect a property," page 26.

13.   Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to read the risk factor subheading and understand the risk as it specifically applies to you.

We may pay some dividends from the proceeds of this offering . . . , page 18

14.   Please revise to clarify that the payment of dividends from proceeds of this offering will cause an immediate dilutive effect on investors' shares.

Investment Objectives and Policies

15.   We note your disclosure that your advisor and its affiliates have more than 36 years of experience. As disclosed elsewhere, please revise to clarify that your advisor was recently formed and that it is only the affiliates that have the noted experience. Also clarify whether the affiliates are obligated to provide you with services.

Acquisition Limitations, page 36

16.   Please revise to indicate an example of an instance in which the independent directors may approve a higher borrowing rate.

Management, page 39

Committees of Our Board of Directors, page 41

17.   Please revise your disclosure to indicate whether one of the audit committee members will qualify as an "audit committee financial expert" or explain why you have determined not to include a "financial expert" on the audit committee.

Management Compensation, page 47

18.   Please tell us how you determined the estimated maximum for the acquisition expenses since you may have to pay them "regardless of whether [you] actually acquire the properties." Also, discuss your basis for the 2% estimation and clarify that such percent is not a limitation.

19.   Please tell us why you are not able to provide an estimate of the initial yearly payment for your asset management fee based on the maximum amount of proceeds raised.

20.   Please revise to include a risk factor to discuss the risk associated with the fact that, at least initially, the payment of the asset management fee will not be based on your management's performance. Also, revise to clarify here whether "average invested assets" will incorporate any impairment to your properties, if recorded.

21.   Refer to footnote (2) on page 49. Please explain what "fully-loaded" personnel costs means in plain English.

22.   Please clarify whether the various expense reimbursements to your advisor, sponsor, and its affiliates incorporate a profit for such parties. Also, clarify whether reimbursements of salaries include those of your officers.

Conflicts of Interest, page 51

23.   Please disclose the approximate amount of time that your advisor, its officers and affiliates may devote to your business.

24.   Please revise your disclosure to address the conflict of interest that is presented when determining whether to pursue liquidation or listing, including a discussion of the benefits your advisor would receive by pursuing listing over liquidation.

Prior Performance Summary, page 54

25.   Please tell us why you believe it is material to discuss prior programs from beyond ten years ago or revise your disclosure accordingly. Please refer to Item 8.A of Industry Guide 5.

26.   Please revise to provide a break out of the different types of commercial properties discussed in this section. Please refer to Item 8.A.1.f of Industry Guide 5.

27.   Please disclose any adverse business developments or conditions with respect to the programs sponsored by AEI Capital Corporation and its affiliates under a separate subheading. Refer to Item 8.A.2 of Industry Guide 5.

Description of Our Common Stock, page 60

28.   Refer to the first paragraph of this section. Please revise to clarify that the summary highlights all the material provisions.

Organization and Offering Expenses, page 96

29.   Please disclose the amount of organizational and offering costs incurred to date on your behalf.

Appendix A – Prior Performance Tables, page A-1

Table I, page A-2

30.   It is unclear whether the line item "other (a)" represents the distributions in excess of GAAP cash flow from operations or net income because you reference both cash flow and return of capital in footnote (a). Please revise to clarify.

Table III, page A-4

31.   Please revise the cash generated from operations line to reflect the impact of acquisition expenses incurred.   Similarly, revise your disclosure of the sources of distributions to investors accordingly if those figures are based on your modified cash generated from operations numbers. You can retain footnote (c) to clarify that your partnership agreement directs the use of offering proceeds to fund acquisition costs.

Part II – Information Not Required In Prospectus, page II-1

32.   Please tell us why you are filing the "Form of" various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

Exhibit 8.1 – Draft Tax Opinion

33.   Refer to the last paragraph of your draft tax opinion, which states that the "opinion is being furnished to you solely for your benefit and may not be used for relied upon by any other person or for any other purpose without our prior written consent." Please note that it is inappropriate to place limitations on who may rely upon your opinion and revise accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Advisor

cc: Thomas Martin, Esq.